Exhibit (a)(1)(I)

Xyratex Closes Tender Offer to Acquire nStor

Havant, UK — September 5, 2005 — Xyratex Ltd (Nasdaq: XRTX) today announced the completion of its cash tender offer for all of the outstanding shares of common stock of nStor Technologies, Inc (AMEX: NSO) at a price of $0.105 per share.

At 12:00 midnight, New York City time, on Friday, September 2, 2005, the offer expired. Based on preliminary information from the depositary for the offer, as of the expiration, nStor stockholders had validly tendered and not validly withdrawn 155,094,600 shares of nStor common stock, including shares subject to guaranteed deliveries, during the tender offer, which represents approximately 94% of nStor’s outstanding common stock.

Xyratex intends to acquire the remaining shares of nStor common stock through a short-form merger in which all remaining nStor stockholders who did not tender their shares in the tender offer will receive the same $0.105 per share in cash paid in the tender offer. Such non-tendering nStor stockholders will receive information in the mail on how to receive payment for their shares. No vote or consent of nStor stockholders is required for this merger. Upon consummation of the merger, nStor will become an indirect wholly owned subsidiary of Xyratex.

This press release will be posted to the company web site www.xyratex.com.

About nStor

Headquartered in Carlsbad, Calif., nStor Technologies, Inc. is a developer of data storage solutions that are ideally suited for both large enterprises as well as small to mid-sized businesses. nStor’s flagship controller technology and StorView software form the foundation for the OneStor and NexStor family of turnkey solutions that support Microsoft Windows, Linux, UNIX and Macintosh operating environments. Designed for storage-intensive environments and mission-critical applications, nStor’s products are offered in various architectures including Fibre Channel, SCSI and SATA and are focused on addressing customers’ business needs and applications. nStor markets its storage solutions through a global network of OEM partners and systems integrators. For more information, visit www. nStor.com.

About Xyratex

Xyratex is a leading provider of enterprise data storage subsystems and storage process technology. Xyratex designs and manufactures enabling technology that provides OEM and disk drive manufacturer customers with data storage products to support high-performance storage and data communication networks. Xyratex has over 20 years of experience in research and development relating to disk drives, storage systems and high-speed communication protocols.

Founded in 1994 in an MBO from IBM, and with headquarters in the UK, Xyratex has an established global base with R&D and operational facilities in Europe, the United States and South East Asia.

Contacts:

nStor Marketing & Alliances Lisa Hart Tel: +1 (760) 683-2516 Email: lhart@nstor.com Website: www.nstor.com

Xyratex Investor Relations

Brad Driver

Tel: +1 (408) 325-7260

Email: bdriver@us.xyratex.com

Website: www.xyratex.com

Xyratex Public Relations

Curtis Chan

CHAN & ASSOCIATES, INC.

Tel: +1 (714) 447-4993

Email: cj_chan@chanandassoc.com